Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades Completes The Sale

Of Its Fine Papers Distribution Assets

Kingsey Falls, Québec, March 1, 2006 - Cascades Inc. (CAS : Toronto Stock Exchange) announces that it has completed on February 28, 2006, the sale of its fine papers distribution assets known as Cascades Resources to PaperlinX Canada limited, previously known as Coast Paper Limited. The transaction amounts to $CA 81 million and is subject to certain selling price adjustments. Of this amount, $CA 77 million has already been received and applied towards the reduction of Cascades’ debt.

In commenting this transaction, Mr. Alain Lemaire, President and CEO of Cascades, stated: “The sale of Cascades Resources represents an important step towards Cascades’ goal of concentrating its activities in the core segments of packaging and tissue while realigning its fine paper product offering towards the recycled content, surface treated and security papers markets. In addition, this transaction will allow us to strengthen our balance sheet and financial ratios while continuing to provide, through a distribution agreement, specialty fine paper products produced at our St-Jérôme mill.”

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 14 400 men and women who work in some 120 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

For further information: Mr. Marc Jasmin, C.M.A. Director, Investor relations Cascades Inc. (514) 282-2681 marc_jasmin@cascades.com	Source: Mr. Alain Lemaire President and Chief Executive Officer Cascades Inc.